Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Canada Tel: 416 979-1991 Fax: 416 979-5893 www.denisonmines.com
November 9, 2009
United States Securities and Exchange Commission
100 F Street, N E
Washington, D.C. 20549
Attention: Mr. H. Roger Schwall, Assistant Director
Dear Mr. Schwall:

Re:	Denison Mines Corp. (the “Company”)
Form 40-F for Fiscal Year Ended December 31, 2008
Filed: April 1, 2009
File Number: 1-33414
Thank you for your letter of October 30, 2009, in which you provide comments on the Company’s Form 40-F for the fiscal year ended December 31, 2008, filed on April 1, 2009 (the “Form 40-F”).
We are pleased to provide the following responses to your comments. For ease of reference, we have numbered our responses to correspond to your comments, as set out in your October 30, 2009, letter.
Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)
1. We confirm that the inclusion of our Principal Executive Officer’s and Chief Financial Officer’s titles in the introductory paragraphs of our certifications was not intended to limit the capacity in which such individuals provided the certifications. We have eliminated these title references in the introductory paragraph in the revised certifications that are included in the Amendment No. 1 to the Form 40-F (the “Amendment”) that is being filed concurrently with this letter.
2. The exclusion of the language regarding internal control over financial reporting from the introduction of paragraph four of our certifications was an inadvertent mistake. We have modified the language in the revised certifications included in the Amendment to be in the exact form set forth in General Instruction Item B(6)(a) of Form 40-F.

United States Securities and Exchange Commission
November 9, 2009

Additional Information
Please note that the Company’s Principal Executive Officer at the time the Form 40-F was filed was E. Peter Farmer, who was the Chief Executive Officer at that time. Mr. Farmer resigned effective April 30, 2009. The Principal Executive Officer of the Company currently is Ron F. Hochstein, who holds the offices of President and Chief Executive Officer. At the time of filing the Form 40-F, Mr. Hochstein was President of the Company. Based on discussions that our outside counsel, Mr. William Wiese, had with Mr. Parker Morrill at the SEC, we are filing a revised certification of the Principal Executive Officer of the Company from Mr. Hochstein. The Chief Financial Officer (who is Mr. James R. Anderson) has not changed since filing the Form 40-F, so he is also signing the revised certifications included in the Amendment.
We hope that the foregoing responses adequately address the SEC’s comments on the Form 40-F. We would be pleased to address any questions you may have on the foregoing or any further comments you may have. I can be reached at (416) 979-1991, ext. 235.
In providing this response, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours truly,
DENISON MINES CORP.

By:	/s/ James R. Anderson
James R. Anderson Executive Vice President and Chief Financial Officer

cc:	Ron F. Hochstein, President and Chief Executive Officer
Andre Desautels, Vice President, General Counsel & Corporate Secretary